Exhibit 99.1

NEWS RELEASE

OLYMPUS ADMITTED TO OTCQX IN THE U.S. AND APPOINTS MERRIMAN CAPITAL AS ITS PRINCIPAL AMERICAN LIAISON

Toronto, October 31, 2011 - Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCQX: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") Chief Executive Officer, John Seton, is pleased to announce that Olympus has been admitted to trading on the OTCQX in the United States, the highest tier of the over-the-counter (OTC) markets. The Company appointed Merriman Capital, Inc. to act as Principal American Liaison (PAL) for the OTCQX. The Company’s U.S. ticker symbol remains as OLYMF.

Olympus is a SEC filer and Sarbanes Oxley compliant in the U.S. and lists on the Toronto Stock Exchange, and the Australian Stock Exchange  (TSX & ASX: OYM). The Company made the transition to the OTCQX as it offers investors transparent trading, superior information, and easy access through their U.S. regulated broker dealers. Investors prefer the quality controlled admission process on the OTCQX, which identifies the segment of the OTC traded companies focused on valuation and transparency. The OTCQX has more than 180 companies representing approximately one trillion dollars in combined market capitalization.

John Seton, Chief Executive Officer of Olympus stated: “We are impressed with the list of international companies that trade on the OTCQX and that we are joining the top tier OTCQX trading platform, which clearly shows our commitment to our U.S. shareholder base. Our board and management are pleased that Merriman Capital, Inc. is representing Olympus as our Principal American Liaison.”

Merriman is one of a select group of investment bank sponsors registered by the OTCQX to work with international and domestic companies as an appointed PAL. Merriman will also assist Olympus to increase its visibility in the U.S. through road shows, investment seminars, networking and other investment banking services.

Olympus is a diversified gold company focused on Southeast Asia with two operating mines and four advanced exploration properties. The Company is well positioned to expand existing gold production at its current facilities and expects to develop and construct its third and largest mine in Bau, East Malaysia. Initial production is projected in the second half of 2014.

John A. G. Seton
Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.